Exhibit 17.1

October 08, 2014

To: Mr. Chun K. Hong

Chairman of the Board and CEO, Netlist, Inc.

Mr. Hong,

I disagree with the actions taken by management in recent weeks.

You have refused to meet with me and have a substantive discussion on this topic, I am therefore unable to effectively perform my duties as a member of the Board of Directors.

I hereby resign from the position of independent director of Netlist, effectively immediately, October 8.

Claude Leglise